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EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

	Six Months Ended June 30, 2004		Year Ended December 31,(a)
			2003	2002(b)	2001	2000	1999
Income From Continuing Operations	$27,601		$48,504	$38,271	$27,582	$23,437	$19,503
Add Back:
Interest Expense	13,635		26,416	24,984	27,666	24,307	18,189

Earnings Available for Fixed Charges	$41,236		$74,920	$63,255	$55,248	$47,744	$37,692

Combined Fixed Charges and Preferred Stock Dividends:
Interest Incurred	21,837		40,647	39,865	39,380	32,348	22,283
Preferred Stock Dividends	4,509		8,898	8,579	3,666	3,666	2,036
Preferred Stock Redemption Charge	1,876		—	—	—	—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$28,222		$49,545	$48,444	$43,046	$36,014	$24,319

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (c)	$1.46	(d)	$1.51	$1.31	$1.28	$1.33	$1.55

(a)
Amounts disclosed for periods prior to 2003 have been reclassified to conform to the current year presentation related to discontinued operations.

(b)
Pursuant to SFAS 145, "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in 2003 we reclassfied the 2002 loss on early extinguishment of debt to continuing operations. In 2002, this loss was classified as an extraordinary item as previously required under SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt". Amounts shown for 2002 have been adjusted to reflect this reclassification.

(c)
For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuing operations before income taxes and fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

(d)
Ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 2004 includes the effect of the preferred stock redemption charge pursuant to Emerging Issues Task Force Topic D-42. Excluding the impact of this charge, the ratio of earnings to combined fixed charges and preferred stock dividends for the six months ended June 30, 2004 is 1.57.

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ALEXANDRIA REAL ESTATE EQUITIES, INC. COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (in thousands, except ratios)